Exhibit 99.61

Consolidated Balance Sheet

(thousands of Canadian dollars) (unaudited)

As at March 31, 2006 and December 31, 2005	2006	2005

Assets

Current assets
Cash and cash equivalents	$—	$38,935
Accounts receivable	46,296	72,599
Commodity contracts (Note 13)	16,351	1,906
Prepaid expenses	19,358	17,217
Total current assets	82,005	130,657

Asset retirement reserve fund (Note 7(b))	9,632	9,078

Goodwill (Note 3)	337,917	349,462

Oil and natural gas royalty and property interests (Note 4)	1,771,712	1,777,922
	$2,201,266	$2,267,119
Liabilities and Unitholders’ Equity

Current liabilities
Bank overdraft	$4,661	$—
Accounts payable and accrued liabilities	88,004	96,854
Commodity contracts (Note 13)	4,899	6,546
Total current liabilities	97,564	103,400

Long-term debt (Note 6)	422,716	462,783
Future income taxes	237,056	242,320
Asset retirement obligations (Note 7(a))	74,306	73,273
Total liabilities	831,642	881,776

Unitholders’ equity
Unitholders’ capital (Note 9)	1,800,374	1,799,137
Exchangeable shares (Note 10)	3,989	4,347
Contributed surplus (Note 11)	993	1,021
Accumulated earnings	537,269	483,280
Accumulated cash distributions (Note 8)	(973,001)	(902,442)

Total unitholders’ equity	1,369,624	1,385,343
	$2,201,266	$2,267,119

The accompanying notes to the Interim Consolidated Financial Statements are an integral part of this consolidated balance sheet.

Consolidated Statement of Operations and Accumulated Earnings

(thousands of Canadian dollars, except per unit amounts) (unaudited)

For the three months ended March 31,	2006	2005

Revenues
Oil and natural gas sales	$204,061	$154,768
Royalties	(43,562)	(31,844)
Gain(loss) on commodity contracts	15,336	(31,997)
	175,835	90,927
Expenses
Lease operating	37,024	32,010
Transportation costs	2,043	2,036
Financing costs	4,370	2,131
General and administrative	6,243	3,639
Capital taxes	1,190	787
Depletion, depreciation and accretion	64,038	43,702
	114,908	84,305
Income before provision for income taxes	60,927	6,622

Provision for (recovery of) income taxes
Current	185	85
Future	6,753	(12,706)
	6,938	(12,621)
Net income	53,989	19,243

Accumulated earnings, beginning of period	483,280	272,612

Accumulated earnings, end of period	$537,269	$291,855

Net income per Trust unit (Note 9)
Basic	$0.46	$0.19
Diluted	$0.46	$0.19

The accompanying notes to the Interim Consolidated Financial Statements are an integral part of this consolidated statement.

Consolidated Statement of Cash Flows

(thousands of Canadian dollars) (unaudited)

For the three months ended March 31,	2006	2005

Cash provided by (used in):

Operating activities
Net income	$53,989	$19,243
Add items not affecting cash:
Depletion, depreciation and accretion	64,038	43,702
Unrealized (gains) losses on commodity contracts	(16,092)	23,831
Future income taxes	6,753	(12,706)
Unit-based compensation	261	—
Actual abandonment costs settled (Note 7(a))	(689)	(1,111)
(Increase) decrease in non-cash operating working capital (Note 14)	4,025	(12,409)
Cash provided by operating activities	112,285	60,550

Financing activities
Long-term debt	(40,067)	24,823
Distributions paid (Note 8)	(70,333)	(47,894)
Redemption of exchangeable shares (Note 10)	(226)	(387)
Capital lease repayments	—	(406)
Issuance of Trust units, net (Note 9)	589	4,190
Increase in non-cash financing working capital (Note 14)	(388)	—
Cash used in financing activities	(110,425)	(19,674)

Investing activities
Asset retirement reserve fund (Note 7(b))	(554)	(476)
Corporate acquisitions (Note 5(a))	(608)	—
Property acquisitions	—	(6,251)
Property dispositions	8	—
Development expenditures	(55,978)	(48,390)
Decrease in non-cash investing working capital (Note 14)	11,676	5,277
Cash used in investing activities	(45,456)	(49,840)

Net change in cash and cash equivalents	(43,596)	(8,964)

Cash and cash equivalents (bank overdraft), beginning of period	38,935	(733)

Cash and cash equivalents (bank overdraft), end of period (Note 14)	$(4,661)	$(9,697)

The accompanying notes to the Interim Consolidated Financial Statements are an integral part of this consolidated statement.

Notes to Interim Consolidated Financial Statements March 31, 2006 and 2005

(unaudited)

(thousands of Canadian dollars, except unit and per unit amounts and as indicated)

1.                          ORGANIZATION

Petrofund Energy Trust (“Petrofund” or the “Trust”) is an open-ended investment Trust created under the laws of the Province of Ontario pursuant to a trust indenture, as amended from time to time (the “Trust Indenture”), between Petrofund Corp. (“PC”), and Computershare Trust Company of Canada (the “Trustee”). The name of the Trust was changed to Petrofund Energy Trust effective November 1, 2003, from NCE Petrofund. On the same date the name of NCE Petrofund Corp. was changed to Petrofund Corp. Active operations commenced March 3, 1989. The beneficiaries of the Trust are the holders of the Trust units (“Unitholders”).

The Trust’s primary source of income is the 99% net royalties granted to the Trust by PC and by Petrofund Ventures Trust (“PVT”), formerly Ultima Ventures Trust. The royalties are equal to production revenue from the properties owned by the subsidiaries less operating costs, general and administrative costs, debt service charges (including principal and interest) and taxes payable.

PC acquires, manages and disposes of petroleum and natural gas properties for its own account and holds the legal interest to all properties owned beneficially by PVT, and grants the royalties to the Trust. The royalties granted to the Trust effectively transfer substantially all of the economic interest in the oil and gas properties to the Trust.

2.                          INTERIM FINANCIAL STATEMENTS

These unaudited Interim Consolidated Financial Statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The note disclosure requirements for annual financial statements are prepared in accordance with Canadian generally accepted accounting principles and provide additional disclosures to that required for interim financial statements. Accordingly, these Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements of Petrofund Energy Trust (“Petrofund” or the “Trust”) as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005

3.                          GOODWILL

The changes in the carrying amount of goodwill are as follows:

($000s)	2006	2005

Goodwill, January 1,	$349,462	$180,307

Goodwill adjustments (1)	(11,545)	—
Goodwill, March 31,	$337,917	$180,307

(1) Change in goodwill is a result of a revision to Kaiser’s acquisition fair value.

4.                          OIL AND NATURAL GAS ROYALTY AND PROPERTY INTERESTS (“PP&E”)

As at March 31, 2006 and December 31, 2005 ($000s)	2006	2005

Oil and natural gas royalty and property interests, at cost	$2,666,108	$2,609,377

Accumulated depletion and depreciation	894,396	831,455
Oil and natural gas royalty and property interests, net	$1,771,712	$1,777,922

Capitalized general and administrative expenses for three months ended March 31, 2006, related to development activities of $0.7 million in 2006 (2005 - $0.6 million) is included in PP&E and the depletion and depreciation calculation includes future capital costs of $290.7 million at March 31, 2006 (2005 - $250.8 million), identified in our reserve report.

5.                          ACQUISITION

Acquisition of Kaiser Energy Ltd.

On November 16, 2005, Petrofund entered into an agreement to acquire 100% of Kaiser Energy Ltd. (“Kaiser”), effective December 1, 2005. Kaiser held, either directly or indirectly, interests in Canadian Acquisitions Limited Partnership and certain properties transferred to Kaiser.

Petrofund’s total consideration for the Kaiser acquisition was $472.3 million which includes acquisition costs of $2.2 million and assumed debt and negative working capital of $14.9 million. Of the total cash consideration of $472.3 million, $489.7 million was allocated to oil and natural gas royalty and property interest and $147.7 million to goodwill which is not deductible income for tax purposes.

A summary of the net assets acquired is as follows:

$000s

Current assets (including cash of $32.3 million)	$47,951
Goodwill	147,667
Oil and natural gas royalty and property interests	489,676
Current liabilities	(62,840)
Asset retirement obligations	(4,930)
Future income taxes	(145,185)
$472,339

6.                          LONG-TERM DEBT

Under the loan agreements, as at March 31, 2006, PC, a wholly-owned subsidiary of the Trust, had a revolving working capital operating facility of $50 million and a syndicated facility of $540 million. On April 28, 2006, PC increased its syndicated facility to $600 million, bringing PC’s borrowing base to $650 million. Interest rates fluctuate under the syndicated facility with Canadian prime and U.S. base rates plus between 0 and 25 basis points, as well as with Canadian banker’s acceptance and LIBOR rates plus between 70 basis points and 125 basis points, depending, in each case upon the Trust’s debt to cash flow ratio. The Credit Facilities are secured by a $900 million debenture containing a first ranking security interest on all of PC’s assets. In addition, the Credit Facilities requires each of the Trust, PVT and the subsidiaries of the Trust other than PC and PVT, to provide a guarantee of PC’s indebtedness under the Credit Facilities that is secured by a $900 million debenture containing a first ranking security interest on their respective assets. The Canadian prime rate at March 31, 2006, was 5.5%. As at March 31, 2006, there was no amount outstanding under the working capital facility and $422.7 million (December 31, 2005 - $462.8 million) was outstanding under the syndicated facility, with $167.3 million available to finance future activities.

The revolving period on the new syndicated facility ends on April 28, 2007, unless extended for a further 364 day period. In the event that the revolving bank line is not extended at the end of the 364 day revolving period, no payments are required to be made to non-extending lenders during the first year of the term period. However, PC will be required to maintain certain minimum balances on deposit with the syndicate agent.

The limit of the syndicated facility is subject to adjustment from time to time to reflect changes in PC’s asset base.

The loan is the legal obligation of PC. While principal and interest payments are allowable deductions in the calculation of royalty income, the Unitholders have no direct liability to the bank or to PC should the assets securing the loan generate insufficient cash flow to repay the obligation.

Substantially all of the Credit Facilities are financed with Banker’s Acceptances, resulting in a reduction in the stated bank loan interest rates.

7.                          ASSET RETIREMENT OBLIGATIONS AND RESERVE FUND

(a) Asset Retirement Obligations (“ARO”)

The total future asset retirement obligation was estimated by management based upon the Trust’s share of estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.

Total undiscounted ARO of $218.0 million as at December 31, 2005. These payments are expected to occur over the next 35 years, with the majority of payments occurring between 10 and 20 years. The Trust’s credit adjusted risk free  interest rate of 6.5 percent (2005 - 6.5 percent) and an inflation rate of 2.0 percent (2005 - 2.0 percent) were used to calculate the present value of the ARO.

The following reconciles the Trust’s outstanding ARO for the periods indicated:

($000s)	2006	2005

Asset retirement obligations, January 1,	$73,273	$51,408
Increase in liabilities during the period	625	1,003
Accretion expense during the period	1,097	613
Actual costs settled during the period	(689)	(1,111)
Asset retirement obligations, March 31,	$74,306	$51,913

(b) Asset Retirement Reserve Fund

PC maintains a cash reserve to finance large and unusual oil and natural gas property reclamation and abandonment costs by withholding amounts which would otherwise represent distributions accruing to Unitholders. At March 31, 2006, the cash reserve was $9.6 million (December 31, 2005 - $9.1 million). In 2006, PC increased the cash reserve by withholding $0.6 million (2005 - $0.5 million) from distributions accruing to Unitholders. In addition, routine ongoing reclamation and abandonment costs of $0.7 million in 2006 (2005 - $1.1 million) were incurred and deducted from distributions accruing to Unitholders.

8.                          RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, cash provided by operating activities before changes in non-cash working capital, is reduced by asset retirement reserve fund contributions, a portion of capital expenditures, debt repayments, Trust expenses, unit retraction or repurchases, if any, and all amounts paid into the asset retirement reserve fund. The portion of cash flow withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

Reconciliation of Distributions Accruing to Unitholders

($000s)	2006	2005

Distributions payable to Unitholders, January 1,	$—	$35,568
Distributions accruing during the year
Cash provided by operating activities	112,285	60,550
Net change in non-cash operating working capital balances	(4,025)	12,409
Redemption of exchangeable shares	(226)	(387)
Asset retirement reserve fund	(554)	(476)
Capital lease repayment	—	(406)
Capital expenditures funded from cash flow	(37,147)	(15,000)
Total distributions accruing during the period	70,333	56,690

Distributions paid	(70,333)	(47,894)
Distributions payable to Unitholders, March 31,	$—	$44,364

Accumulated Cash Distributions

($000s)	2006	2005

Accumulated cash distributions, January 1,	$902,442	$734,567
Distributions accruing during the year	70,333	56,690
Redemption of exchangeable shares	226	387
Accumulated cash distributions, March 31,	$973,001	$791,644

9.                          TRUST UNITS

	Number
Authorized: unlimited number of Trust units	of Units	$000s

Issued

Balance, December 31, 2004	99,511,576	$1,477,963
Issued for cash	16,650,000	325,738
Exchangeable shares exchanged (Note 10)	551,000	6,171
Commissions and issue costs	—	(17,333)
Options exercised	418,424	5,889
Unit purchase plan	5,419	107
LTIP & RUP	36,002	602
Balance, December 31, 2005	117,172,421	1,799,137
Exchangeable shares exchanged (Note 10)	32,000	358
Commissions and issue costs	—	48
Options exercised	16,134	232
Unit purchase plan	956	22
LTIP & RUP	27,237	577
Balance, March 31, 2006	117,248,748	$1,800,374

The Trust has a Distribution Reinvestment and Unit Purchase Plan (the “Plan”) for Canadian residents. Under the terms of the Plan, Unitholders can elect, firstly, to reinvest their cash distributions and obtain either newly issued units of the Trust or previously issued units of the Trust that are purchased in the open market and, secondly, to purchase for cash newly issued units directly from the Trust.

The weighted average Trust units/exchangeable shares outstanding are as follows:

As at March 31,	2006	2005

Basic	117,598,098	100,602,757
Diluted	117,633,217	100,644,186

The diluted amounts include all dilutive instruments.

Trust units/exchangeable shares outstanding:

As at March 31,	2006	2005

Trust units outstanding	117,248,748	100,206,640
Trust units issuable for exchangeable shares (Note 10)	356,147	539,147
	117,604,895	100,745,787

10.                               EXCHANGEABLE SHARES

In 2003, 1,939,147 Exchangeable shares were issued at a value of $11.20 per share in connection with the internalization of the management contract. Initially, each Exchangeable Share was exchangeable into one Trust Unit. The exchange ratio is adjusted from time to time to reflect the per unit distributions paid to unitholders after the closing date. The holder of the Exchangeable Shares is entitled to redeem for cash the number of shares equal to the cash distributions that would have been received had the Exchangeable Shares been exchanged for Trust units. As a result of the redemption feature, the number of Trust units issuable upon conversion is expected to remain constant over time. As the substance of this feature is to allow the holder of the Exchangeable Shares to receive cash distributions, the redemption has been accounted for as a distribution of earnings rather than a return of capital.

In the three months ended March 31, 2006, 22,928 Exchangeable Shares were converted to 32,000 Trust units at an average exchange rate of 1.39565. At March 31, 2006, 253,026 Exchangeable shares were outstanding at an exchange ratio of 1.40754 per Trust Unit.

	Number of
Issued and Outstanding	Shares	$000s

Balance, December 31, 2004	756,648	$10,518
Redemption of shares	(46,375)	—
Exchanged for Trust Units	(427,248)	(6,171)
Balance, December 31, 2005	283,025	4,347
Redemption of shares	(7,071)	—
Exchanged for Trust Units	(22,928)	(358)
Balance, March 31, 2006	253,026	3,989

Exchangeable ratio, end of period	1.40754	—
Exchangeable for Trust units	356,147	$3,989

11.                               CONTRIBUTED SURPLUS

($000s)	2006	2005

Contributed surplus, January 1,	$1,021	$—
Long-term incentive plan (non-cash expensed)	261	—
Long-term incentive plan (non-cash exercised)	(289)	—
Contributed surplus, March 31,	$993	$—

12.                               RESTRICTED UNIT PLAN (“RUP”) AND LONG-TERM INCENTIVE PLAN (“LTIP”)

The number of units outstanding, excluding accrued distributions, is as follows:

	RUP
	STAFF	DIRECTORS	LTIP

Balance, December 31, 2005	104,305	16,411	40,830
Granted	246,380	360	—
Units exercised	(43,400)	—	(20,415)
Forfeitures	(9,390)	—	—
Balance, March 31, 2006	297,895	16,771	20,415

The total value of the grants to Directors including accrued distributions that was expensed was $266,000 for the first quarter of 2006 versus $196,000 for the first quarter of 2005.

Vesting period of the units granted but not vested at March 31, 2006 are:

	Total	2006	2007	2008	Thereafter

RUP-Staff	297,895	2,420	108,466	107,294	79,715
RUP-Directors	16,771	—	1,393	1,580	13,798
LTIP	20,415	—	20,415	—	—
	335,081	2,420	130,274	108,874	93,513

13.          FINANCIAL INSTRUMENTS

Financial instruments of the Trust carried on the consolidated balance sheet consist mainly of cash and cash equivalents, accounts receivable, asset retirement reserve fund, current liabilities, commodity contracts and long-term debt. As at March 31, 2006 there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

The Trust is subject to normal industry credit risk on its accounts receivable with customers and joint venture partners. The Trust mitigates these risks by maintaining credit management policies and by entering into sales contracts with entities of high credit rating. In addition, the Trust uses derivative financial instruments which may expose the Trust to credit risk with respect to default by the counterparties to these derivative contracts. This credit risk is controlled as the Trust limits its transactions to those counterparties that are financially sound.

The Trust is exposed to fluctuations in commodity prices for oil and natural gas. Commodity prices are affected by many factors including supply and demand, economic and political factors, weather and other conditions. Any movement in commodity process may impact the financial results of the Trust and cash distributions to unitholders. The Trust enters into various pricing mechanisms to reduce price volatility and establish minimum prices for a portion of its oil and gas production.

The Trust is exposed to fluctuations in interest rates as the long-term debt is based on floating interest rates.

The outstanding derivative financial instruments and related contracts as at March 31, 2006 and the related unrealized gains or losses are summarized separately below:

					Unrealized
		Volume		Delivery	Gain (Loss)
Natural Gas	Term	mcf/d	Price $/mcf	Point	$000s
Three way collar	April 1, 2006 to October 31, 2006	4,737	$6.07-$7.39-$8.99	AECO	$355
Collar	April 1, 2006 to October 31, 2006	4,737	$7.39-$10.55	AECO	716
Collar	April 1, 2006 to October 31, 2006	4,737	$8.44-$11.35	AECO	1,570
Floor	April 1, 2006 to October 31, 2006	4,737	$8.44	AECO	1,615
Floor	April 1, 2006 to October 31, 2006	4,737	$8.97	AECO	2,115
Collar	April 1, 2006 to October 31, 2006	4,737	$10.55-$11.61	AECO	3,466
Floor	April 1, 2006 to October 31, 2006	4,737	$10.55	AECO	3,524
Fixed	April 1, 2006 to October 31, 2006	4,737	$9.50	AECO	2,357
Collar	November 1, 2006 to March 31, 2007	4,737	$9.50-$12.93	AECO	448
Collar	November 1, 2006 to March 31, 2007	4,737	$8.44-$12.19	AECO	(21)
Total					$16,145

					Unrealized
		Volume		Delivery	Gain (Loss)
Oil	Term	bbl/d	Price $/bbl	Point	$000s
Collar	January 1, 2006 to June 30, 2006	1,000	$64.24-$103.95	Edmonton	$4
Three way collar	April 1, 2006 to June 30, 2006	1,000	$43.22-$49.06-$69.20	Edmonton	(952)
Collar	April 1, 2006 to June 30, 2006	1,000	$55.48-$81.76	Edmonton	(177)
Collar	April 1, 2006 to June 30, 2006	1,000	$58.40-$75.92	Edmonton	(445)
Collar	April 1, 2006 to June 30, 2006	1,000	$58.40-$88.77	Edmonton	(50)
Collar	April 1, 2006 to June 30, 2006	1,000	$58.40-$94.61	Edmonton	(16)
Collar	July 1, 2006 to September 30, 2006	1,000	$58.40-$75.92	Edmonton	(722)
Collar	July 1, 2006 to September 30, 2006	1,000	$58.40-$88.18	Edmonton	(223)
Collar	July 1, 2006 to September 30, 2006	1,000	$58.40-$94.32	Edmonton	(111)
Collar	October 1, 2006 to December 31, 2006	1,000	$58.40-$75.92	Edmonton	(818)
Collar	July 1, 2006 to December 31, 2006	1,000	$64.24-$97.18	Edmonton	(123)
Collar	July 1, 2006 to December 31, 2006	1,000	$64.24-$88.18	Edmonton	(428)
Collar	July 1, 2006 to September 30, 2006	1,000	$64.24-$100.45	Edmonton	(3)
Collar	October 1, 2006 to December 31, 2006	1,000	$64.24-$98.99	Edmonton	(40)
Collar	October 1, 2006 to December 31, 2006	1,000	$64.24-$105.12	Edmonton	17
Collar	October 1, 2006 to December 31, 2006	1,000	$70.08-$85.26	Edmonton	(234)
Collar	January 1, 2007 to March 31, 2007	1,000	$64.24-$96.42	Edmonton	(80)
Collar	January 1, 2007 to March 31, 2007	1,000	$64.24-$105.41	Edmonton	22
Collar	January 1, 2007 to March 31, 2007	1,000	$70.08-$93.50	Edmonton	(19)
Collar	January 1, 2007 to June 30, 2007	1,000	$70.08-$85.38	Edmonton	(483)
Collar	April 1, 2007 to June 30, 2007	1,000	$70.08-$93.44	Edmonton	(19)
Total					$(4,900)

Unrealized

		Volume		Delivery	Gain (Loss)
Electricity	Term	MW/h	Price $/MHz	Point	$000s
Fixed Price	January 1, 2006 to December 31, 2008	2.0	$57.00	Alberta Power Pool	$207
Total					$207

Derivative financial instruments are related hedge contracts involve a degree of credit risk, which the Trust controls through the use of financially sound counterparties. The gains or losses incurred are recognized on a monthly basis over the terms of the hedge contracts. All foreign exchange calculations in this section of the report incorporate the Bank of Canada US dollar rate at the close on March 31, 2006 of CDN $1.168:US$1.

14.                               OTHER CASH FLOW DISCLOSURES

(a)                                  The net change in non-cash working capital balances comprises the following:

For the three months ended March 31,($000s)	2006	2005

Accounts receivable	$26,304	$(2,313)
Prepaids and deposits	(2,141)	(5,138)
Accounts payable and accrued liabilities	(8,850)	319
	$15,313	$(7,132)
Relating to:
Operating activities	$4,025	$(12,409)
Financing activities	(388)	—
Investing activities	11,676	5,277
	$15,313	$(7,132)

(b)                                  Cash and cash equivalents comprises the following:

As at March 31, ($000s)	2006	2005

Cash/(bank overdraft)	$(4,661)	$(9,697)
Short-term investments	—	—
Cash and cash equivalent/(bank overdraft)	$(4,661)	$(9,697)

(c)                                  Other cash flow information includes:

For the three months ended March 31, ($000s)	2006	2005

Interest paid during the year	$4,195	$2,148
Income taxes paid during the year	$769	$244

15. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(a)                                  Accounts receivable

As at March 31, ($000s)	2006	2005

Revenue accrual	$20,874	$26,777
Joint venture receivables	24,899	12,179
Other	523	1,071
Accounts receivable	$46,296	$40,027

(b)                                  Accounts payable

As at March 31, ($000s)	2006	2005

Capital accrual	$29,287	$21,441
Joint venture payables	16,463	19,755
Trade payables	14,320	4,159
RUP and LTIP payable	3,222	1,016
Other	24,712	14,909
Accounts payable and accrued liabilities	$88,004	$61,280

16.                               SUBSEQUENT EVENTS

(a)                                  Petrofund and Penn West Merger

On April 16, 2006, Petrofund Energy Trust (“Petrofund”) and Penn West Energy Trust (“Penn West”) announced that they had entered into an arrangement agreement (the “Arrangement”) that provides for the combination of Petrofund and Penn West.

Under the terms of the Arrangement, each Petrofund unit will be exchanged for 0.6 of a Penn West unit on a tax-deferred basis in Canada and the U.S.. Petrofund unitholders will also receive a one-time special distribution of $1.00 per Petrofund unit, payable immediately prior to the closing of the Arrangement.

The Arrangement provides for the accelerated vesting of all rights issued under the Restricted Unit Plan, Long-Term Incentive Plan and Trust Unit Incentive Plan. Exchangeable shares are able to accelerate the convert to Trust units as a result of this Arrangement.

In addition, unitholders in both Trusts will receive common shares in a new publicly-listed, growth oriented exploration company (“Exploreco”), which will contain assets contributed from both Petrofund and Penn West. Each Petrofund unitholder will receive 0.12 of a common share in Exploreco for each Petrofund unit held and each Penn West unitholder will receive 0.2 of a common share in Exploreco for each Penn West unit held.

The Arrangement is subject to unitholder and regulatory approval.

(b)                                  Changes  in Alberta and Saskatchewan Tax Rates

On April 10, 2006 the Alberta government substantively enacted a decrease of 1.5 percent to the provincial corporate tax rate, resulting in a tax rate of 10 percent.

As well, on April 6, 2006 the Saskatchewan government tabled its 2006 budget which included a general corporate income tax rate reduction to 14% from the present 17% as of July 1, 2006, with further reductions of 1% July 1, 2007 and 2008.

The impact to PC of the rate reductions is an estimated future income tax recovery of approximately $7.0 million which will be recorded in the Trust’s second quarter of 2006 financial statements.